CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 April 3, 2014

VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:      First Trust Exchange-Traded Fund III (the "Trust")
                       File Nos. 811-22245 and 333-176976
               ---------------------------------------------------

Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund III (the "Trust") with the Securities and Exchange Commission (the "Commission") on December 20, 2013 (the "Registration Statement"). The Registration Statement relates to the First Trust Managed Municipal ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - ANNUAL FUND OPERATING EXPENSES TABLE

      The content of footnote 3 does not fit into the requirements of Form N-1A and is neither permitted nor required by Form N-1A. Please remove this footnote and consider moving the information provided by the footnote to the statutory section of the prospectus.

RESPONSE TO COMMENT 1

      The footnote has been removed in accordance with this comment.

Karen Rossotto
April 3, 2014
Page 2



COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES

      Describe the selection criteria for the Municipal Securities in which the Fund will invest.

RESPONSE TO COMMENT 2

      The disclosure has been revised in accordance with this comment.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

      The disclosure states that the Fund may invest "a portion" of its net assets in below investment grade securities. If known, disclosure the approximate percentage to be invested in such securities.

RESPONSE TO COMMENT 3

      The disclosure has been revised in accordance with this comment.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      The disclosure states that the Fund may invest in total return swaps. Please acknowledge that there may be future SEC actions regarding total return swaps that could affect Fund operation.

RESPONSE TO COMMENT 4

      The disclosure has been revised to reflect a change in the investment strategy, which eliminates investments in total return swaps.

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      The disclosure states that the Fund may invest in credit default swaps. Please confirm that such transactions will be covered by the Fund to the full notional amount.

RESPONSE TO COMMENT 5

      The disclosure has been revised to reflect a change in the investment strategy, which eliminates investments in credit default swaps.

Karen Rossotto
April 3, 2014
Page 3



COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      The disclosure states that the Fund's "use of these derivative transactions may allow the Fund to obtain net long or short exposures to selected interest rates or durations and/or to gain exposure to Municipal Securities." Explain the meaning of long or short exposures to interest rates or durations.

RESPONSE TO COMMENT 6

      The disclosure has been modified to eliminate "or durations and/or to gain exposure to Municipal Securities." Long or short exposures to interest rates are considered the amount of loss the Fund could incur as a result of adverse changes in interest rates. Typically, the Fund's portfolio will be adjusted to shorten exposures to interest rates.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

      The disclosure states that the Fund "generally expects that no more than 20% of the value of the Fund's net assets will be invested in derivative instruments." Explain how derivatives are valued for purposes of this calculation (i.e., market or notional value). Additionally, explain how derivatives are valued for purposes of calculating advisory fees.

RESPONSE TO COMMENT 7

      The Fund will use the market value of the derivatives for purposes of its 20% limitation, as well as the calculation of advisory fees.

COMMENT 8 - PRINCIPAL INVESTMENT STRATEGIES

      If a part of the Fund's principal investment strategy, provide a description of alternative minimum tax bonds.

RESPONSE TO COMMENT 8

      The disclosure has been revised in accordance with this comment.

COMMENT 9 - PRINCIPAL RISKS

      Revise "Derivatives Risk" to address the specific types of derivatives in which the Fund will invest.

Karen Rossotto
April 3, 2014
Page 4



RESPONSE TO COMMENT 9

      The disclosure has been revised in accordance with this comment.

COMMENT 10 - PRINCIPAL RISKS

      In the first sentence under "High Yield Securities Risk," change the word "may" to "are considered to be." Additionally, disclose that high yield securities are at a greater risk of default than other types of securities.

RESPONSE TO COMMENT 10

      The disclosure has been revised in accordance with this comment.

COMMENT 11 - PRINCIPAL RISKS

      Include counterparty risk to the disclosure.

RESPONSE TO COMMENT 11

      The disclosure has been revised in accordance with this comment.

COMMENT 12 - PRINCIPAL RISKS

      Include disclosure, as applicable, regarding distressed municipal bonds and the risk of such investments.

RESPONSE TO COMMENT 12

      The disclosure has been revised in accordance with this comment.

COMMENT 13 - MANAGEMENT

      In the statement, "Each Investment Committee member has served as a part of the portfolio management team of the Fund since inception," use the year of the Fund's inception in place of the word, "inception."

Karen Rossotto
April 3, 2014
Page 5



RESPONSE TO COMMENT 13

      The disclosure has been revised in accordance with this comment.

COMMENT 14 - FUND INVESTMENTS

      If a part of the Fund's principal investment strategy, include a description of tender option bonds and custodial receipt trusts in the Principal Investment Strategies section.

RESPONSE TO COMMENT 14

      It is not anticipated that tender option bonds and custodial receipt trusts will be a part of the Fund's principal investment strategy.

COMMENT 15 - FUND INVESTMENTS

      If a part of the Fund's principal investment strategy, include investment companies and other pooled investment vehicles in the Principal Investment Strategies section, and add acquired fund fees and expenses to the fee table.

RESPONSE TO COMMENT 15

      It is not anticipated that investment companies and other pooled investment vehicles will be a part of the Fund's principal investment strategy.

COMMENT 16 - NET ASSET VALUE

      If applicable, add the following disclosure to this section: "Net asset value may change on days when investors may not sell or redeem Fund shares."

RESPONSE TO COMMENT 16

      The disclosure has been revised in accordance with this comment.

COMMENT 17 - STATEMENT OF ADDITIONAL INFORMATION - TYPES OF INVESTMENTS

      The disclosure states that the Fund's 80% investment policy is non-fundamental. Revise the disclosure to reflect that it is fundamental.

Karen Rossotto
April 3, 2014
Page 6



RESPONSE TO COMMENT 17

      The disclosure has been revised in accordance with this comment.

COMMENT 18 - STATEMENT OF ADDITIONAL INFORMATION - TYPES OF INVESTMENTS

      In the sentence, "For these purposes, interpretations and guidance provided by the SEC staff may be taken into account when deemed appropriate by the Fund," remove the phrase, "when deemed appropriate by the Fund."

RESPONSE TO COMMENT 18

      The disclosure has been revised in accordance with this comment.

COMMENT 19 - STATEMENT OF ADDITIONAL INFORMATION - TYPES OF INVESTMENTS

      Confirm the applicability of the disclosure contained in brackets and remove brackets as appropriate.

RESPONSE TO COMMENT 19

      The disclosure has been revised in accordance with this comment.

COMMENT 20 - STATEMENT OF ADDITIONAL INFORMATION - HEDGING STRATEGIES

      Certain derivatives are defined as "Futures" or "Futures Contracts." Confirm that the list of defined instruments is complete and accurate.

RESPONSE TO COMMENT 20

      We have confirmed that the list of defined instruments is complete and accurate.

                                    * * *

Karen Rossotto
April 3, 2014
Page 7



TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.


                                          Sincerely yours,

                                          CHAPMAN AND CUTLER LLP



                                          By: /s/ Morrison C. Warren
                                              ----------------------------
                                                  Morrison C. Warren